Exhibit 99.1

CNFinance Announces Expansion of Share Repurchase Program

GUANGZHOU, China, May 27, 2024 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its board of directors has increased its share repurchase authorization to US$30.0 million, expanding the USD$20.0 million share repurchase authorization granted in March 2022, commencing on May 27, 2024. In March 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months. In March 2023, the Company’s board of directors has authorized to extend such plan for another 12 months commencing on March 16, 2023, and in March 2024, the Company’s board of directors has authorized to extend such plan for another 24 months commencing on March 16, 2024. As of May 27, 2024, CNFinance has repurchased approximately US$18.5 million of its ADSs.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies as well as commercial banks. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn